

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

13 June 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03022841

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13 June 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interest in Shares.

A 1copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030528

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder		Shares held
Chase Nominees Limited		4,420,000
State Street Bank & Trust Company		7,503,000
State Street Nominees Limited		211,600
Mellon Bank		517,228
MSCO		750,000
State Street Bank & Trust		1,549,600
Chase Manhattan Bank London		2,366,010
HSBC		375,000
Chase Nominees Limited		1,989,800
Northern Trust		458,900
Brown Brothers Harriman Ltd, LUX		646,183
Chase Nominees Ltd		3,253,734
Bank of New York London		355,100
Northern Trust		842,800
Nortrust Nominees Ltd		953,300
	Total	26,192,255

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

13 June 2003

12. Total holding following this notification

26,192,255

13. Total percentage holding of issued class following this notification

5.29%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

13 June 2003